[GRAPHIC OMITTED]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



TO THE BOARD OF TRUSTEES OF THE ADVISORS' INNER CIRCLE FUND II

RE:      CLEAR RIVER(SM) FUND (THE "FUND")

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the above referenced Fund, a series of The Advisors' Inner Circle Fund II (the "TRUST"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2009, and for the period from February 27, 2009 (date of our last examination) through March 31, 2009:

     1. Confirmation of all securities held by The Depository Trust Company in book entry form;
     2. Reconciliation of all such securities to the books and records of the Fund and the Custodian; and
     3. Agreement of 3 security purchases and 4 sales to supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal documentation on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Advisors' Inner Circle Fund II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                            /s/ Briggs, Bunting & Dougherty, LLP


PHILADELPHIA, PENNSYLVANIA
NOVEMBER 11, 2009

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Clear River(SM) Fund (the "FUND"), a series of The Advisors' Inner Circle Fund II, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of March 31, 2009, and for the period from February 27, 2009 (date of our last examination) through March 31, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009, and for the period from February 27, 2009 (date of our last examination) through March 31, 2009, with respect to securities reflected in the investment accounts of the Fund.

The Advisors' Inner Circle Fund II -
Clear River(SM) Fund



/s/ Philip T. Masterson
-------------------------------------------------
Philip T. Masterson
President of The Advisors' Inner Circle Fund II




/s/ Michael Lawson
-------------------------------------------------
Michael Lawson
Treasurer, Controller and Chief Financial Officer
of The Advisors' Inner Circle Fund II

FUND NAME                                                              STATE                    REGISTRATION           FILE NUMBER
The Advisors' Inner Circle Fund II
                                                                       CALIFORNIA               ANNUAL                   505 7356
                                                                       COLORADO                 ANNUAL                IC 1995 08 501
                                                                       GEORGIA                  OTHER                  SC-MF-020269
                                                                       Guam                     ANNUAL                   2008-7233
                                                                       ILLINOIS                 ANNUAL                   60004987
                                                                       INDIANA                  ANNUAL                  93-0548 IC
                                                                       MINNESOTA                ANNUAL                   R-36888.2
                                                                       Minnesota Exemption      ANNUAL
                                                                       NORTH CAROLINA           ANNUAL                     3326
                                                                       PENNSYLVANIA             ANNUAL                 1993-02-003MF
                                                                       VIRGINIA                 ANNUAL                    117018
                                                                       VIRGIN ISLANDS           ANNUAL
                                                                       WYOMING                  OTHER                      18723
Advisors' Inner Circle Fund II (FYE 7/31/)
                                                                       INDIANA                  ANNUAL                  04-0688 IC

Clear River Fund
                                                                       ALASKA                   ANNUAL                   60062861
                                                                       ALABAMA                  ANNUAL                     39023
                                                                       ARKANSAS                 ANNUAL                   60022369
                                                                       CONNECTICUT              ANNUAL                    1054177
                                                                       DELAWARE                 ANNUAL                     51273
                                                                       HAWAII                   ANNUAL
                                                                       IDAHO                    ANNUAL                     63826
                                                                       KANSAS                   ANNUAL                 2009S0000902
                                                                       MISSOURI                 ANNUAL                   R2009-229
                                                                       MONTANA                  ANNUAL                     65445
                                                                       NEVADA                   ANNUAL
                                                                       NEW YORK                 OTHER                    S32-42-00
                                                                       OREGON                   ANNUAL                   2009-189
                                                                       RHODE ISLAND             ANNUAL
                                                                       SOUTH CAROLINA           ANNUAL                    MF17906
The Advisors' Inner Circle Fund II - Clear River Fund Prospe
                                                                       KENTUCKY                 ANNUAL                   60018195
                                                                       LOUISIANA                ANNUAL                    125935
                                                                       NEW JERSEY               ANNUAL                   BEM-4358
                                                                       OHIO                     OTHER                      68079
                                                                       UTAH                     ANNUAL                  007-1016-05
Clear River Fund - Investor Shares
                                                                       ARIZONA                  ANNUAL                     53337
                                                                       DISTRICT OF COLUMB       ANNUAL                   60035983
                                                                       IOWA                     ANNUAL                    I-71853
                                                                       MASSACHUSETTS            ANNUAL
                                                                       MARYLAND                 ANNUAL                  SM20090263
                                                                       MAINE                    ANNUAL                   10022222
                                                                       MICHIGAN                 ANNUAL                    956639
                                                                       MISSISSIPPI              ANNUAL                   60050331
                                                                       NORTH DAKOTA             ANNUAL                     BD547
                                                                       NEBRASKA                 ANNUAL                     74978
                                                                       NEW HAMPSHIRE            ANNUAL
                                                                       NEW MEXICO               ANNUAL                     31620
                                                                       OKLAHOMA                 ANNUAL                  SE-2191055
                                                                       PUERTO RICO              ANNUAL                    S-36982
                                                                       SOUTH DAKOTA             ANNUAL                     45457
                                                                       TENNESSEE                ANNUAL                   RM09-2635
                                                                       TEXAS                    GOOD UNTIL SOLD           C 89757
                                                                       VERMONT                  ANNUAL                  02/02/09-11
                                                                       WASHINGTON               GOOD UNTIL SOLD          60050974
                                                                       WISCONSIN                ANNUAL                   551042-03
                                                                       WEST VIRGINIA            GOOD UNTIL SOLD          MF 65209